UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2007            File No.    0-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated July 5, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: /s/ July 9, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                                       TSX-V:DEJ/Amex:DEJ

FOR RELEASE:                                                                                                                  July 5, 2007

Dejour Revisits Tinsley

Vancouver, British Columbia, Canada, July 5, 2007 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: DEJ, Amex:DEJ, Frankfurt:D5R) About two years ago Dejour - along with noted American private oil interests including the Hunt and Pickens families – participated in the drilling of an 11,200’ Norphlet Sand test atop the Jurassic crest of Tinsley Oil Field, a large salt-cored anticlinal closure located in the prolific Interior Salt Basin of Mississippi about 50 miles north of the capitol of Jackson.  Tinsley Field has produced over 230 million barrels of oil, predominantly from the Upper Cretaceous Woodruff Sand, which is now the subject of a massive CO2 injection (tertiary flood) program by Denbury Resources. Tinsley Field ranks as the second largest producing oil field in the State.

The selection of the location of the initial 11,200’ Norphlet Sand test was based upon the operator’s interpretation of a 45 square-mile 3D seismic survey that had been acquired by Pennzoil in the early 1990’s, along with corroborative information from a nearby downdip well drilled in 1944 that had tested minor amounts of gas and condensate from several perforated intervals within the Smackover, but had been ultimately plugged back and recompleted in the main field pay, the Woodruff Sand. The operator’s 3D interpretation indicated the presence of a large “three-way” faulted Norphlet Sand closure, and that several other (pre-3D) Norphlet test wells, from which promising tests of gas and condensate had been reported, were located as much as 3,500 feet structurally downdip, and as much as four miles from the Norphlet structural crest. It had been postulated at that time that the potential gas in place within the prospective Norphlet closure could have exceeded 1 trillion cubic feet.

The drilling of the initial 11,200’ Norphlet Sand test reached total depth as expected by bottoming in the Louann Salt (beneath the Norphlet Sand equivalent), but no porous Norphlet Sand was encountered, and the overlying Smackover Limestone was found to have very little porosity and nil permeability.  Upon analysis of the data from the well, and a subsequent review of the 3D data, Dejour has concluded that the initial 11,200’ Norphlet Sand test had been drilled in a very favourable structural position, but had been located too far updip of the stratigraphic limits of the Norphlet Sand objective, as well as any potential Smackover reservoirs.

However, Dejour continues to believe there is a high likelihood that significant Jurassic hydrocarbon reserves remain to be discovered in the general area.

In May of 2007, in return for quit claiming its working interest ownership in the initial 11,200’ Norphlet Sand test wellbore (including plugging obligations) to the other working interest owners (who then sold the wellbore to Denbury Resources for a nominal sum), Dejour assumed ownership of 98% of the Prospect, including any remaining leasehold.

Dejour has now entered into a binding agreement with private interests, including experienced Gulf Coast technical personnel who have established a successful track record in the discovery and development of analogous Jurassic reservoirs in the West Central Mississippi area, to integrate the results of the initial 11,200’ Norphlet Sand test well into a more accurate re-interpretation of the geological and geophysical data available. In return for its contributions, Dejour will receive a cash credit consideration towards the next phase of project development and plans to retain a 35% interest in this ongoing project.

While not germane to the Company’s key project areas in Piceance Uinta, Peace River Arch and Athabasca, Dejour believes there is substantial merit in the technical re-interpretation of the Tinsley Project, and this new group effort allows the Company to continue the search for hydrocarbons within this project area as beneficially and efficiently as possible.

The Company will provide market updates to this project on a timely basis.

R. Marc Bustin, Ph.D., P. Geol., FRSC, is the qualified person for Dejour’s oil and gas projects.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration with a significant indirect investment in uranium discovery.  The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

Dejour has significant holdings in three of the world's premiere energy resource regions. This includes 290,000 gross (60,000 net) acres in the Piceance and Uinta Basins, a vast natural gas play in North America; and a major interest in Titan Uranium, Inc. (TSX-V: TUE), with 1.44 million acres in the Athabasca and Thelon Basins, the world's most recognized areas for uranium exploration. Finally, the company is pursuing high impact natural gas opportunities in Canada's Western Sedimentary Basin, known as the Peace River Arch Projects, comprised of 39,000 gross acres. The Company is listed on the TSX Venture Exchange (DEJ), AMEX (DEJ), and Frankfurt (D5R). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com